Exhibit 10.11

EVELOZCITY INC.

November 6, 2018

Ulrich Kranz

1904 Ocean Drive

Manhattan Beach, CA 90266

Re:	Employment Terms – Amended and Restated

Dear Ulrich Kranz:

EVelozcity Inc. (the “Company”) is pleased to offer you employment, reporting directly to Stefan Krause in his capacity as In Charge on the following terms. This letter is intended to amend and restate the terms of your employment previously agreed to by you and the Company as set forth in the Company’s offer letter to you dated November 22, 2017.

1. General. You will be In Charge of Technology. You will initially work at our facility located at 19951 Mariner Ave, Torrance, CA 90503. In this capacity, you shall have such duties, authorities and responsibilities commensurate with the duties, authorities and responsibilities of persons in similar capacities in similarly sized companies, and such other duties and responsibilities as your supervisor shall reasonably designate that are consistent with your position. Subject to Section 2(e), the Company may change your position, duties, and work location from time to time in its discretion.

2. Compensation.

a. Annual Salary. Your base salary will be $720,000 per year, less required payroll deductions and withholdings, paid on the Company’s normal payroll schedule. Normal business hours are from 9:00 a.m. to 5:00 p.m., Monday through Friday. As an exempt salaried employee, you will be expected to work additional hours as required by the nature of your work assignments. Your base salary will be reviewed periodically by your supervisor and may be increased from time to time.

b. Bonus. On the date the Board of Directors of the Company (the “Board”) establishes an annual incentive compensation plan (“AIP”) for the employees of the Company, you will be eligible to participate in the AIP as determined by the Board in its sole discretion at such time.

c. Equity Awards. Subject to approval by the Holdings Board (as defined below), you shall be provided the opportunity to purchase 1,300,000 restricted shares (“Initial Restricted Shares”), which shall be Ordinary Shares, par value $0.0001 per share (“Ordinary Shares”), of EVelozcity Holdings Ltd., an exempted company incorporated with limited liability in the Cayman Islands and the overall parent of the Company (“EV Holdings”) at a per share purchase price of $0.01; this purchase price represents the fair market value of the Initial Restricted Shares for purposes of Section 83 of the Internal Revenue Code of 1986, as amended, as determined by the Board of Directors of EV Holdings (the “Holdings Board”) in compliance with applicable IRS guidance. The Initial Restricted Shares shall be memorialized through a restricted stock purchase agreement provided to you by the Company (“Restricted Share Agreement”) along with a voting agreement, which shall include initial anti-dilution provisions resulting in, subject to approval by the Holdings Board, an additional equity grant of Ordinary Shares to you if EV Holdings issues or sells any additional shares of capital stock, options, or equivalent securities carrying any right to purchase or convert into EV Holdings capital stock, subject to the applicable limitations on such rights contained in such agreements, (“Future Issuance”, any shares purchased pursuant to a Restricted Share Agreement, whether Initial Restricted Shares or pursuant to a Future Issuance or any shares acquired upon the issuance of an option that was granted in connection with a Future Issuance, “Restricted Shares”) such that you will maintain your respective percentage-ownership of EV Holdings (on a fully-diluted, as-converted basis) as it existed immediately prior to the Future Issuance unless and until the Company has raised an aggregate amount of US$1 billion in its equity financings, provided that the shares underlying such equity award subject to any Future Issuance shall have the same vesting schedules as the Initial Restricted Shares. The additional terms and conditions of the anti-dilution protection and the vesting and repurchase conditions will be set forth in your Restricted Share Agreement.

d. Benefits; Visa; Reimbursement.

i.	During your employment, you will be eligible to participate in the standard benefits plans offered to similarly situated employees by the Company from time to time, subject to terms and conditions of such plans and generally applicable Company policies. A full description of these benefits is available upon request. You will be eligible to participate in the Company’s Flexible Paid Time Off Policy, which is found in the Company’s handbook. Your supervisor will approve your paid vacation requests based on your progress on work goals or milestones, status of projects, fairness to the working team, and your productivity and efficiency, all in accordance with Company policy. Your supervisor will not unreasonably deny paid vacation requests. Since vacation is not allotted or accrued, “unused” vacation time will not be carried over from one year to the next nor paid out upon termination. The Company may change its benefit plans from time to time in its sole discretion.

ii.	The Company shall sponsor you for your permanent U.S. Visa and pay all of your costs and expenses related thereto as long as you are an employee of the Company and you are in good standing for purposes of the US immigration law.

iii.	You shall be reimbursed for any and all reasonable, necessary, customary and usual expenses incurred in connection with your performance of the duties specified in this letter. To obtain reimbursement, expenses must be submitted promptly with appropriate supporting documentation and will be reimbursed in accordance with the Company’s standard reimbursement policies. You shall comply with all Company policies with respect to expenses, which are specifically aimed at keeping expenses to a minimum.

e. Termination.

i.	In the event the Company terminates your employment without Cause (as defined below), or you resign from your employment for Good Reason (as defined below), EV Holdings shall have the right to repurchase, in a lump sum cash payment, any unvested Restricted Shares at your original per share purchase price.

ii.	In the event your employment with the Company terminates due to your death or Disability prior to January 1, 2019, the Holdings Board may choose, in its sole discretion, to treat a portion of the Restricted Shares as Vested Shares.

iii.	In the event your employment with the Company is terminated for Cause (as defined below), EV Holdings shall have the right to repurchase, in a lump sum cash payment, all Restricted Shares held by you at the par value for the shares, whether such shares have vested or remain unvested.

iv.	For this purposes of this letter, “Cause” shall mean: (1) your conviction or plea of guilty or nolo contendere in a court of law of a felony or a conviction or plea of guilty or nolo contendere for any crime involving an act of moral turpitude, fraud or dishonesty or any conduct by you that would reasonably be expected to result in material injury or reputational harm to the Company or any of its subsidiaries and affiliates if you were retained in your position; (2) a good faith determination by the Holdings Board that you have engaged in acts of willful fraud, breach of fiduciary duty, and/or breach of your duty of loyalty to the Company or EV Holdings, in any such case, which is materially injurious to the Company or EV Holdings; or (3) your (A) material breach of this letter, the Company’s Confidential Information and Invention Assignment Agreement and any other of the Company’s lawful policies that have been provided to you in writing or otherwise made available to you through the Company’s intranet, which breach is materially injurious to the Company or EV Holdings and/or (B) willful and continued failure or refusal to substantially perform your duties to the Company; provided, however, that no termination shall be deemed for Cause under Section 2(e)(iv)(3)(A) or (B) unless you have first received written notice from the Board or Holdings Board advising you of the specific acts or omissions alleged to constitute a violation, failure, and/or breach as set forth in this Section 2(e)(iv)(3)(A) or (B) and you shall have failed to correct the acts or omissions so complained of to the good faith satisfaction of the Board within 30 days thereafter.

v.	For this purposes of this letter, “Disability” or “Disabled” shall mean you are unable-to engage in any substantial gainful activity due to any medically determinable physical or mental impairment that can be expected to last for a continuous period of not less than 12 months, which condition is verified by a physician, mutually agreed to by you and the Company, that is licensed to practice medicine in the State of California.

vi.	For purposes of this letter, “Good Reason” shall mean (unless you have expressly agreed to such event in a signed writing): (1) a reduction in your current base salary of 10% or more unless such reduction is part of a generalized salary reduction affecting all of the executive officers of the Company; (2) a material diminution in your authority, duties, or responsibilities, (3) a material change in the geographic location at which you must perform services; or (4) the Company’s material breach of the terms of your employment as set forth in this letter. No termination by you shall constitute a termination for Good Reason unless you give the Company notice of the condition constituting Good Reason within 30 days following the initial occurrence thereof (such notice must be signed by you, specifically identify the alleged breach and specifically refer to this Section 2(e)), the Company does not remedy the condition within 45 days of receiving such notice, and you actually terminate your employment within 30 days following the expiration of the Company’s cure period.

vii.	In the event you are terminated without Cause, terminate for Good Reason, die, or become Disabled, any amounts paid for the repurchase of your shares shall be contingent upon your execution of a full waiver and release of all claims in a form acceptable to the Company prior to the Company being obligated to provide you with such payments and benefits. The release of claims will be provided to you with five (5) days following your termination of employment. Notwithstanding the foregoing, the Company may, with the consent of the Board, make additional payments other than severance payments to effect the waiver and release as described in the first sentence of this paragraph.

3. Rules and Policies. As a Company employee, you will be expected to abide by Company rules and policies. As a condition of employment, you must comply with your previously executed Employee Confidential Information and Inventions Assignment Agreement which prohibits unauthorized use or disclosure of the Company’s proprietary information, among other obligations.

4. Confidential Information. In your work for the Company, you will be expected not to use or disclose any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality. Rather, you will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company. You agree that you will not bring onto Company premises any unpublished documents or property belonging to any former employer or other person to whom you have an obligation of confidentiality. You hereby represent that you have disclosed to the Company any contract you have signed that may restrict your activities on behalf of the Company. The obligations of this Section 4 are in addition to any obligations you may have pursuant to the Company’s Confidential Information and Invention Assignment Agreement.

5. Indemnification.

a. Definitions. For purposes of this Section 5, the following terms shall have the following meanings:

“Action” means any civil, criminal, administrative, or regulatory action, arbitration, claim, demand, investigation, litigation, mediation, proceeding, or suit, in each instance, of whatever nature, known or unknown, liquidated or

“EV Action”, means any Action that directly or indirectly involves you, or with which you may be threatened, in each instance relating to or arising from or out of the business and affairs of the Company or its affiliates.

“Prior Employer Action”, means any Action that directly or indirectly involves you, or with which you may be threatened, in each instance relating to, or arising from our out of (i) any act or omission by you, regardless of when taken (or failed to be taken) to the extent any such act or omission directly or indirectly benefitted (or was anticipated or expected by you, EV Holdings and/or the Company to benefit, and/or was alleged to have benefitted) EV holdings, the Company or their affiliates, or (ii) any act or omission by you in connection with your anticipated, expected, or actual employment with EV Holdings, the Company, or their affiliates to the extent such act or omission directly or indirectly benefitted (or was anticipated or expected by you, EV Holdings, and/or the Company to benefit, and/or was alleged to have benefitted) EV Holdings, the Company, or their affiliates. By way of example only, any action by your immediately preceding employer and any related or required counterclaims (e.g., breach of a confidentiality agreement, breach of a non-competition agreement, breach of a non-solicitation agreement, breach of the duty of loyalty, breach of fiduciary duty, unfair competition, misappropriation of trade secret, misappropriation of confidential information, or other claims relating in any way to your former employment) shall be included as a Prior Employer Action. By further way of example only, a Prior Employer Action includes an Action involving your immediately preceding employer alleging, among others a breach of a non-solicitation arrangement or agreement, or a breach of a confidentiality arrangement or agreement.

“Liability” means any claim, cost (including but not limited to attorneys’ fees), damage, debt, demand, expense, liability, loss, or obligation, in each instance, whether incurred, known or unknown, asserted or unasserted, determined or determinable, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, incurred, paid or payable, in each instance whether in connection with the satisfaction of any defense, disposition, judgment, settlement, award, or compromise.

“Prior Employer Covered Claims” means any Action or Liability brought by, or directly or indirectly involving or relating to, or arising from, your previous employer, or any of your prior employer’s shareholders, officers, successors or assigns, whether relating to your duties as an employee or otherwise, to the extent such Action or Liability is fully covered and actually paid by an insurance policy (e.g., D&O insurance previously purchased by such prior employer) for which you are included as an insured or additional insured.

b. EV Action. EV Holdings and the Company shall, to the fullest extent permitted by law, indemnify, defend, hold harmless, and release you for, from, and against all Liabilities arising from any EV Action, other than any EV Action which is finally determined (whether by admission in a settlement or as determined by a final, non-appealable judgment by a court of competent jurisdiction) to have resulted from (1) an act of fraud perpetrated by you against EV Holdings or the Company, (2) your gross negligence or willful misconduct in the performance of your duties towards EV Holdings or the Company or (3) an act of yours resulting in a conviction or plea of guilty or nolo contendere for any crime involving an act of moral turpitude, fraud or dishonesty.

c. Prior Employer Action. Except to the extent covered as a Prior Employer Covered Claim, EV Holdings and the Company shall, to the fullest extent permitted by law, indemnify, hold harmless, and release you for, from and against all Liabilities arising from any Prior Employer Action.

d. General. Any right to indemnification you may have pursuant to this Section 5 shall be cumulative with, and in addition to, any and all rights to which you may otherwise be entitled, and shall extend to your heirs, successors, and assigns. In any such Action, you shall have the right to engage, at the Company’s reasonable expense, separate counsel of your own choice. Any amounts payable to you pursuant to this Section 5 shall be increased such that (i) after you pay any taxes on the amounts received by you pursuant to this Section 5, and (ii) after you pay any Liabilities relating to such Action, you shall not be in a worse position than you would have been had such Action never commenced.

e. Cooperation.

i.	In the course or pursuit of the resolution, negotiation, or settlement with respect to an Action for which you may be indemnified pursuant to this Section 5, you, EV Holdings and the Company will:

(a) reasonably cooperate with one another in diligently and actively pursuing the defense or settlement of such Action,

(b) permit the other to participate in all decision making and other aspects of such Action,

(c) keep each other fully informed regarding the status and progress of such Action,

(d) provide copies of written communications relating to such Action, and

(e) not settle such Action without the prior written consent of the other, which consent shall not be unreasonably withheld, conditioned, or delayed.

ii.	As an example of a matter falling within the parameters of Section 5(e)(i)(e), neither EV Holdings nor the Company may settle a Prior Employer Claim without your prior written consent, not to be unreasonably withheld, if such settlement: (a) includes a concession, stipulation, or admission that you engaged in any fraud, misconduct, or gross negligence or could otherwise reasonably be expected to cause damage to your reputation, or hinder your reasonable prospects for future employment, (b) other than as contemplated in the immediately preceding clause (a), imposes any restriction or injunction on, or any liability to you, and/or (c) fails to include a general release of all claims. Whether a consent is unreasonably withheld by you shall be determined in light of, among others, the legitimate interests of the Company having an interest to settle the Company’s matters related to such an Action, rather than solely your financial interest in such settlement.

iii.	Notwithstanding anything in Section 5(e)(ii) to the contrary, if you (a) unreasonably withhold your consent to a global and comprehensive settlement of a Prior Employer Action, and (b) you are fully indemnified by EV Holdings or the Company respecting any monetary damages arising from, or relating to such settlement, then EV Holdings and the Company may (x) settle the Company’s interests in such Action without your consent, (y) request reimbursement of all expenses (including attorneys’ fees) that were previously paid by the Company in defense of such Action and (z) may elect to no longer be responsible for any further indemnification obligations respecting such Action.

f. Matters Involving the Company.

i. If the Company, or its affiliates becomes a party to any Action that may give rise to a Liability pursuant to this Section 5, then:

1. the Company shall give written notice to you respecting such matter; and

2. the Company and its affiliates, shall keep you and your counsel reasonably and timely informed of all developments relating to such Action, and shall timely provide you and your counsel with copies of all material correspondence with respect thereto.

ii. If the Company, or its affiliates, are or become involved in any matter relating, directly or indirectly, with an Action, the Company, and its affiliates shall not settle, compromise, enter into any arrangement relating to the resolution of such matter, agree to or accept any finding relating thereto, or enter into any obligation or arrangement unless such settlement, compromise, arrangement, resolution, finding, or obligation is consulted upon with you.

g. Expenses. Expenses incurred by you in connection with any Action (including the defense or settlement thereof) that may be subject to a right of indemnification pursuant to this Section 5 shall be advanced to you by the Company as such amounts are incurred, or are reasonably expected to be incurred by you.

h. Insurance. EV Holdings or the Company covenants to pay for, and maintain, adequate D&O insurance respecting any liabilities that may arise pursuant to this Section 5 and provide proof of such insurance for (i) any Action arising after the date of this agreement and (ii) any Prior Employer Action.

i. Survival. The obligations contemplated in this Section 5 shall survive the expiration of the term, or termination, of your employment.

6. Miscellaneous.

a. This offer is contingent upon a reference check and satisfactory proof of your right to work in the United States. You agree to assist as needed and to complete any documentation at the Company’s request to meet these conditions.

b. This letter, together with your Employee Confidential Information and Inventions Assignment Agreement and Employment Arbitration Agreement, forms the complete and exclusive statement of your employment agreement with the Company. It supersedes any other agreements or promises made to you by anyone, whether oral or written. Changes in your employment terms, other than those changes expressly reserved to the Company’s discretion in this letter, require a written modification signed by an officer of the Company. If any provision of this offer letter agreement is determined to be invalid or unenforceable, in whole or in part, this determination shall not affect any other provision of this offer letter agreement, and the provision in question shall be modified so as to be rendered enforceable in a manner consistent with the intent of the parties insofar as possible under applicable law.

c. To the fullest extent applicable, amounts and other benefits under this letter are intended to be exempt from the definition of “nonqualified deferred compensation” under Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations thereunder (“Section 409A”) in accordance with one or more of the exemptions available under the final Treasury Regulations promulgated under Section 409A and, to the extent that any such amount or benefit is or becomes subject to Section 409A due to a failure to qualify for an exemption from the definition of nonqualified deferred compensation in accordance with such final Treasury regulations, this letter is intended to comply with the applicable requirements of Section 409A with respect to such amounts or benefits. Notwithstanding anything else provided herein, to the extent any payments provided under this letter in connection with your “separation from service” as defined in Section 409A constitute deferred compensation subject to Section 409A, and you are deemed at the time of such termination of employment to be a “specified employee” as defined in Section 409A, then such payment shall not be made or commence until the earlier of (i) the expiration of the 6-month period measured from your separation from service from the Company or (ii) the date of your death following such a separation from service; provided, however, that such deferral shall only be effected to the extent required to avoid adverse tax treatment to you including, without limitation, the additional tax for which you would otherwise be liable under Section 409A(a)(1)(B) in the absence of such a deferral. Payments pursuant to this letter are intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations.

Please sign and date this letter, and the enclosed Employee Confidential Information and Inventions Assignment Agreement and Employment Arbitration Agreement and return them to me.

We look forward look forward to your favorable reply and to a productive and enjoyable work relationship.

Sincerely,

/s/ Elise Stribos
Elise Stribos, In Charge of HR

Understood and Accepted:

/s/ Ulrich Kranz	November 6, 2018
Ulrich Kranz	Date

Attachment: Employment Arbitration Agreement